FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  May, 2005

Commission File Number 001-31890

Orezone Resources Inc.
(Translation of registrant’s name into English)

290 Picton Street, Suite 201 Ottawa, ON K1K 8P8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OREZONE RESOURCES INC.

Date: May 4, 2005	/s/ Douglas Perkins Name: Douglas Perkins Title: Chief Financial Officer

For Immediate Release
May 3, 2005

Orezone Raises US $5.3 Million Through Exercise of Warrants
Over 97 per cent of warrants exercised

Orezone Resources Inc. (OZN:TSX, AMEX) is pleased to announce that the Company has raised US $5.3 million as the result of 5.46 million common share purchase warrants being exercised at a price of CDN $1.20 per share. There were 5.6 million common share purchase warrants outstanding and the expiry date was April 27, 2005.

Orezone’s current exploration budget of US $9 million for 2005 will be financed from the proceeds of the warrants together with the contribution of Orezone’s joint venture partner on the Essakan project. As a result, Orezone expects to end the year with cash and investments at a similar level to the $9.5 million that was on its balance sheet as of December 31, 2004. The Company is also debt free.

Orezone intends to spend approximately $2 million on each of its 100 per cent owned Bondi and Sega projects and another $1.4 million on its other exploration projects including the Company’s Kossa permit in Niger. Kossa covers the eastern half of the same sedimentary basin which hosts Orezone’s Essakan deposit in neighbouring Burkina Faso. Work is underway at Kossa and the Company expects to have drill ready targets on Kossa this fall.

Ron Little, President of Orezone stated that: “Orezone has continued to create value for its shareholders by expanding resources, drilling new targets and acquiring additional properties. As a result, the Company’s relative share price performance has been very good during a weak market.” He added that “we are very pleased that our shareholders were rewarded for their support by being able to exercise the warrants on attractive terms.”

Orezone currently has seven drills operating and is one of the most active explorers in West Africa. With all of this activity, the Company has over 40,000 samples waiting to be assayed. The entire industry is being affected by bottle necks at assay labs and drill availability. In order to alleviate this situation, two new independent analytical laboratories are being set up in Burkina Faso, one in the capital city of Ouagadougou and the other on site at Orezone’s Essakan project. Orezone has priority service with both of these labs and will eliminate its back log of samples by July. From July on, sample turn around time is expected to be less than 7 days.

Orezone Resources Inc. (OZN:TSX, AMEX) is an emerging gold producer that owns Essakan, the largest gold deposit in Burkina Faso, as well as a number of other advanced stage projects in West Africa. Burkina Faso is a politically stable country that is located in one of the

OREZONE RESOURCES INC.
290 Picton St., Suite 201, Ottawa Ontario Canada K1Z 8P8
tel 613 241 3699 fax 613 241 6005
info@orezone.com www.orezone.com

world’s fastest growing gold producing regions. Orezone’s mission is to create wealth by discovering and developing the earth’s resources in an efficient and responsible manner. Orezone is based in Ottawa, Canada.

For further information please contact:

Ron Little President & CEO rlittle@orezone.com	Greg Bowes Vice President, Corporate Development gbowes@orezone.com

Phone (613) 241-3699	Toll Free (888) 673-0663

FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words or statements that certain even or condition “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ material from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal price, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements in circumstances or management’s estimate of opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements. The reader is cautioned that the Company reports “resources,” which are mineral deposits that have not been proven economic to extract or produce in their filings with the SEC, U.S. mining companies are only permitted to disclose reserves which can be economically and legally extracted or produced. U.S. Investors are referred to our Annual Report on Form 40-F (File No. 001-31890), which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

OREZONE RESOURCES INC.
290 Picton St., Suite 201, Ottawa Ontario Canada K1Z 8P8
tel 613 241 3699 fax 613 241 6005
info@orezone.com www.orezone.com